March 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	POZEN Inc.
Withdrawal of Registration Statement on Form S-3 (File No. 333-201948)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), POZEN Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-201948), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on February 6, 2015 and has not been declared effective.

The Registration Statement was filed to register common stock of the Registrant, par value $0.001 per share (the “Common Stock”) in connection with a proposed offering of up to 8,500,000 of Common Stock.  On February 5, 2016, the Registrant merged (the “Merger”) with ARLZ US Acquisition II Corp. (“US Merger Sub”), a wholly owned subsidiary of Aralez Pharmaceuticals Inc. (“Aralez”) pursuant to the Agreement and Plan of Merger and Arrangement dated as of June 8, 2015, and as amended on August 19, 2015 and as further amended on December 7, 2015 by and among the Registrant, Aralez, Tribute Pharmaceuticals Canada Inc., Aralez Pharmaceuticals Holdings Limited, US Merger Sub and ARLZ CA Acquisition Corp.  The Registrant was the surviving corporation of the Merger, and is now an indirect wholly owned subsidiary of Aralez, the successor issuer to the Registrant.

Following consummation of the Merger, the Nasdaq Stock Market LLC filed a Form 25 with the Commission to delist the Common Stock.  The Registrant intends to file a Form 15 with the Commission to deregister the Common Stock as soon as practicable.

The Registrant confirms that no securities have been issued and sold pursuant to the Registration Statement.

Thank you for your consideration of this request. Please forward copies of the order consenting to the withdrawal of the Registration Statement to David C. Schwartz, Esq. of DLA Piper (US) LLP by facsimile at 973-520-2575, or by email at david.schwartz@dlapiper.com. Should you have any questions or require further information regarding this request, please contact Mr. Schwartz via telephone at 973-520-2555, or via facsimile or email at the number and email address provided above.

Very truly yours,

POZEN Inc.

/s/ Scott J. Charles
Scott J. Charles
Treasurer